Exhibit 23.2.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2009, relating to the consolidated financial statements and financial statement schedule of Kansas City Power & Light Company and subsidiaries (and with respect to the report on those financial statements and financial statement schedule expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of new accounting standards) and the effectiveness of Kansas City Power & Light Company and subsidiaries internal control over financial reporting, appearing in the Annual Report on Form 10-K of Kansas City Power & Light Company and subsidiaries for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/DELOITTE & TOUCHE LLP
Kansas City, Missouri
May 11, 2009